Exhibit 21.1

Subsidiaries of Leslie’s, Inc.

Name	Jurisdiction of Formation
Leslie’s Poolmart, Inc.	Delaware
RAM Chemical & Supply, Inc.	Texas
LPM Manufacturing, Inc.	California
Cortz, Inc.	Illinois
Pool Parts, Inc.	Delaware
SPP Holding Corporation	Delaware
Hot Tub Works, LLC	Delaware
Horizon Spa & Pool Parts, Inc.	Delaware